UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 16, 2020 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) presents below a translation of SQM´s reply to the Official Letter N°9940 sent by the Chilean Commission for Financial Market (Comisión para el Mercado Financiero (CMF)) on March 13, 2020 related to the outbreak of COVID-19 virus.

Santiago, March 16, 2020

Mr. Cristian Alvarez Castillo

Intendente de Supervisión del Mercado de Valores

Comisión para el Mercado Financiero

VIA SEIL

Ref.: Your Official Letter N°9440 dated March 13, 2020

Dear Mr. Intendente:

I refer to the official letter in the reference, which requires that Sociedad Química y Minera de Chile S.A. (the “Company”) report on various points in relation to the outbreak of the COVID-19 virus (the “Virus”) and its being declared to be a global pandemic by the World Health Organization.

1. Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates for the first quarter, with the main impact so far being a reduction of approximately 2,000 metric tons of lithium sales volumes in China. For the rest of the year, the impact on our sales volumes and average prices will depend on the duration of the Virus in different markets, the efficiency of the measures implemented to contain the spread of the Virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus. We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2). As of today, we do not expect this impact to be significant.

2. Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and / or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the Virus spreads. The measures adopted by the Company are:

a.       The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

b.       Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.

c.       Strengthening of personal hygiene protocols (use of alcohol gel, masks, etc.) and sanitation in plants, cafeterias and offices.

d.       Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations

3. Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

4. Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

Sincerely,

Ricardo Ramos Rodríguez

CEO

Sociedad Química y Minera de Chile S.A.

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 16, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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